Peter B. Sayre Senior Vice President and Controller 213 Washington Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

May 1, 2009

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”) Definitive Proxy Statement on Schedule 14A, filed March 20, 2009 Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 001-13958

Dear Mr. Rosenberg:

We received your letter dated April 16, 2009, addressed to Richard J. Carbone, setting forth comments of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Definitive Proxy Statement on Schedule 14A filed on March 20, 2009 and Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”). As previously indicated in our letter to you dated April 29, 2009, in order to allow for appropriate review, we intend to respond to the comments relating to the Definitive Proxy Statement separately. This letter responds only to the comments relating to the 2008 Form 10-K. For your convenience, we have included the staff’s comments below and have keyed our response accordingly.

We have agreed as indicated in our response to enhance certain disclosures in future filings in order to address the staff’s comments. We are doing so in the spirit of cooperation with the staff, and any changes reflected in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 43

Ratings downgrades and changes in credit spreads may require us to post collateral, thereby affecting our liquidity…, page 50

3.	You state that as you continue to underwrite term and universal life business you expect to have borrowing needs in 2009 to finance statutory reserves required under Regulation XXX and Guideline AXXX, but that based on current market conditions you may not be able to finance those needs. Please expand your risk factor and your “Liquidity and Capital Resources” section to quantify those 2009 borrowing needs.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

May 1, 2009

Response:

The Company acknowledges the staff’s comment to provide quantification of our estimated 2009 borrowing needs as it relates to financing statutory reserves required under Regulation XXX and Guideline AXXX. The Company intends to include disclosure in the Risk Factors and “Liquidity and Capital Resources” sections of its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 as follows:

As we continue to underwrite term and universal life business, we expect to have borrowing needs in 2009 to finance statutory reserves required under Regulation XXX and Guideline AXXX. Several strategies are currently under review to reduce the strain of increased AXXX and XXX statutory reserves associated with our term and universal life products. The activities we may undertake to mitigate or address these needs include obtaining letters of credit, entering into reinsurance transactions or executing other capital market strategies; however, our ability to successfully execute these strategies may depend on market conditions. Further, we have $300 million currently available under our XXX notes facility described above. Absent any successful mitigation efforts and assuming full usage of the XXX notes facility, we currently believe that our financing need for 2009 could be up to $xxx million for XXX and AXXX combined, but this amount may fluctuate due to changes in market conditions or product sales. If we are unsuccessful in satisfying or mitigating this strain as a result of market conditions or otherwise, this financing need could have an adverse effect on our overall liquidity and capital and could require us to increase prices and/or reduce our sales of term or universal life products.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Estimates

Policyholder Liabilities

Future Policy Benefit Reserves, other than Unpaid Claims and Claim Adjustment Expenses, page 82

4.	Please expand your disclosure regarding the reserves for guaranteed minimum death and income benefits related to your variable annuity policies to discuss the methods and key assumptions as well as the historical and reasonably likely sensitivities inherent in these accounting estimates.

Response:

The Company acknowledges the staff’s comment to expand its disclosures within Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”), Application of Critical Accounting Estimates for Policyholder Liabilities to include disclosures regarding the methods and key assumptions used in accounting for the reserves for guaranteed minimum death and income benefits related to variable annuity policies.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

May 1, 2009

Within Note 9 on pages 288 and 290 of the 2008 Form 10-K, the Company disclosed the methods and key assumptions used in accounting for the reserves for guaranteed minimum death and income benefits related to variable annuity policies. In particular, these disclosures indicated that in accounting for these reserves the Company must make estimates and assumptions about equity market returns, the timing of annuitization, contract lapses, and contractholder mortality. Further, as part of the MD&A for the Individual Annuities segment, on pages 96 through 98 of the 2008 Form 10-K, the Company disclosed that changes in actual and estimated equity markets returns and changes in assumptions around contract lapses were the primary drivers of reserve increases related to the annual review ($265 million), market performance adjustment ($337 million) and quarterly adjustments for current period experience ($93 million) related to these reserves. There was no material impact on the reserves for guaranteed minimum death and income benefits related to changes in these estimates and assumptions for the years ended December 31, 2007 or 2006.

The Company will revise its disclosures in future Form 10-K filings to be similar to those included in Note 9 of the 2008 Form 10-K, as noted above. In addition, the Company will disclose in future Form 10-K filings any material impact on the reserves for guaranteed minimum death and income benefits of a hypothetical 100 basis point increase or decrease in the future rate of return assumption on assets held related to variable annuity products. This sensitivity reflects a near-term reasonably likely hypothetical change in equity market returns.

5.	You refer to a feature in your variable annuity contracts, the automatic rebalancing element, whereby you transfer separate account assets to the general account in order to limit equity market risk. Please explain to us how this feature operates, particularly how you account for transfers between the separate account and general account and subsequent investment income generated by assets transferred to the general account under this feature. Ensure that your response quantifies the impact from this activity on general and separate account operating results for each period presented.

Response:

The Company acknowledges the staff’s comment to provide additional information regarding the automatic rebalancing element included in the design of certain variable annuity products. Within Item 1 on page 8 of the 2008 Form 10-K, the Company disclosed the operation of the automatic rebalancing element as follows:

The automatic rebalancing element included in the design of certain variable annuity products transfers assets between contractholder sub-accounts depending on a number of factors, including the investment performance of the sub-accounts. Negative investment performance may result in transfers to either a fixed-rate general account option or a separate account bond portfolio. In certain situations, assets may transfer back when investment performance improves.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

May 1, 2009

Under the automatic rebalancing element, when funds are transferred from a separate account to the general account, the “separate account assets” are removed at their market value (and the corresponding “separate account liability” is removed at its contract value, which equals market value) and the applicable general account assets (e.g. “fixed maturities - available-for-sale”) are increased with a corresponding increase in liabilities to “policyholders’ account balances”, within the Consolidated Statements of Financial Position. Funds transferred into the general account relating to the automatic rebalancing element are classified based on the type of asset purchased, and are generally reflected in “fixed maturities – available-for-sale.”

Because the separate accounts are carried at market value and the transfer to the general account is at market value there is no impact to the Consolidated Statements of Operations from these transfers. The general account portion of variable annuity contracts are classified as universal life-type contracts and follow accounting prescribed by SFAS 97 (deposit accounting).

Investment income generated by assets transferred to the general account under this feature is reflected in “Net investment income” on the Consolidated Statements of Operations. Investment gains (losses) on these general account assets are reported within “Realized investment gains (losses), net” on the Consolidated Statements of Operations. Mark-to-market adjustments on “fixed maturities - available for sale” are reflected in “Accumulated other comprehensive income” in the Consolidated Statements of Financial Position. Interest credited to contractholders is reflected in “Interest credited to policyholders’ account balances” on the Consolidated Statements of Operations.

Under the automatic rebalancing element, whenever funds are transferred back from the general account to the separate accounts, the general account liabilities are removed at stated contract value, which results in a decrease to the “policyholders’ account balances” within the Consolidated Statements of Financial Position. Market Value Adjustments (MVAs) are applied for certain products related to “policyholders’ account balances” to determine the amount of funds to be transferred to the separate account(s). The MVA adjustment is elected by a contractholder that chooses to either bear investment rate risks or receive an interest rate mark-to-market benefit upon transfer of contractholder assets from the general account to the separate account. For the Company’s products that use the automatic rebalancing element, the GRO rider (GMAB) employs the MVA adjustment feature while other products use a book value, with no market value adjustment approach. The MVA adjustment is recorded in “policy charges and fee income” on the Consolidated Statements of Operations. The “separate account assets” and “separate account liabilities” are increased within the Consolidated Statements of Financial Position by the amount of funds transferred from the general account. In addition, the sale of general account assets required to fund the transfers to the separate account(s) generates investment gains (losses) and are reported in “Realized investment gains (losses), net” on the Consolidated Statements of Operations.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

May 1, 2009

On pages 97 through 99 of the 2008 Form 10-K, within the MD&A for the Individual Annuities segment, the Company disclosed the impacts related to the automatic rebalancing element for the year ended December 31, 2008 compared to the year ended December 31, 2007. Specifically, approximately $10 billion of investments were transferred out of separate accounts and into the general account during 2008 related to the automatic rebalancing element, primarily due to equity market declines. The resulting increase in account values invested in our general account was the primary driver of a $220 million increase in net investment income and a $100 million increase in interest credited to policyholders’ account balances. Policy charges and fees and asset management fees and other income decreased $237 million due to a decline in variable annuity asset balances invested in separate accounts. About one third of this amount was driven by the automatic rebalancing element transfers, with the remaining amount resulting from market depreciation.

There were no material transfers back from the general account to the separate accounts related to the automatic rebalancing element and no material impact to the Consolidated Statements of Operations for MVA adjustments related to the automatic rebalancing element for the year ended December 31, 2008. The automatic rebalancing element did not have a material impact on results for the years ended December 31, 2007 or 2006.

Results of Operations for Financial Services Businesses by Segment

U.S. Retirement Solutions and Investment Management Division

Individual Annuities, page 95

6.	Your operating results appear to be significantly affected by derivatives programs. Please expand your discussion and analysis to show the impact of these loss mitigation activities on your operating results, particularly minimum guarantees affecting your variable annuity products, for each period presented. Ensure that this disclosure is linked to Notes 9 and 19. Also, quantify the reasonably likely impact of continuing market volatility on the cost and effectiveness of your loss mitigation programs.

Response:

The Company acknowledges the staff’s comment to provide additional disclosure regarding the derivative loss mitigation activities relating to minimum guarantees affecting its variable annuity products. To address the staff’s comment, in future Form 10-Q and Form 10-K filings the Company will expand its disclosure to separately show the gross impacts of the embedded derivatives associated with its living benefits features and the related hedge positions. For example, disclosures around the net charge of $438 million related to our hedging results for 2008, included within the MD&A for the Individual Annuities segment in the second paragraph on page 97 of the 2008 Form 10-K, would be expanded to show the $2,932 million charge related to the change in the fair value of the embedded derivatives, and the $2,494 million benefit related to the change in the fair value of the related hedge positions.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

May 1, 2009

The $2,932 million increase in the fair value of the embedded derivative liabilities for the Individual Annuities segment in 2008 is included within the $3,061 million change in GMAB, GMWB and GMIWB liabilities disclosed within Note 9 on page 290 of the 2008 Form 10-K, together with similar liabilities related to the Company’s other segments. The $2,494 million increase in the fair value of the related hedge positions in 2008 is included within the $3,444 million change in non-qualifying interest rate hedges and $1,191 million change in non-qualifying equity hedges disclosed within Note 19 on page 339 of the 2008 Form 10-K, together with other non-qualifying hedges.

For 2008, the $2,494 million benefit related to the change in the fair value of the hedge positions effectively offset about 85% of the $2,932 million charge related to the change in the fair value of the embedded derivatives. All else being equal, the Company would expect its derivative loss mitigation activities to perform similarly in the event of continuing market volatility. However, the Company will disclose in future Form 10-Q and 10-K filings that a decrease in the availability or an increase in the cost of the derivative hedging instruments used in these activities would be expected to have an additional adverse impact on our results of operations.

Notes to Consolidated Financial Statements

6. Investments in Operating Joint Ventures, page 280

7.	Please revise your disclosure to clarify how the dilution of your interest in the Wachovia Securities joint venture and the recognition of your rights under the “lookback” option resulted in the $1.041 billion increase to additional paid-in-capital, including how this amount was determined. Also, tell us the basis under GAAP for your accounting treatment for these activities and refer us to the relevant technical accounting literature upon which you relied.

Response:

The Company acknowledges the staff’s comment to provide additional disclosure regarding the increase to additional paid-in-capital related to the Company’s investment in the Wachovia Securities joint venture. Shown below are revisions to the disclosure within Note 6 to be included in future Form 10-K and Form 10-Q filings.

The Company accordingly recognized a corresponding increase to “Additional paid-in capital” of $1.041 billion, net of tax, which represented the excess of the estimated value of the Company’s share of the A.G. Edwards business received (of approximately $1.444 billion) and the estimated value of the “lookback” option acquired (of approximately $580 million) over the carrying value of the portion of the Company’s ownership interest in Wachovia Securities that was diluted (of approximately $422 million), net of taxes (of approximately $561 million).

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

May 1, 2009

Accounting for the Contribution of A.G. Edwards

Included below is information related to the accounting treatment for the contribution of A.G. Edwards and the relevant technical accounting literature upon which we relied.

In the Wachovia / A.G. Edwards transaction, the Company recognized a $1.041 billion increase to additional paid-in capital, representing the excess of the estimated value of our share received of the A.G. Edwards business and the estimated value of the lookback option we acquired over the carrying value of the portion of our ownership interest in Wachovia Securities that was diluted. In other words, the increase to additional paid-in capital reflected the change in ownership interest “gain” on our carrying value, from owning a 38% interest in the joint venture (before the A.G. Edwards contribution) to a diluted ownership interest in the joint venture (after the A.G. Edwards contribution), plus the value of the lookback option received.

As disclosed in Note 6, the Company elected a “lookback option” in connection with the contribution of the A.G. Edwards business to Wachovia Securities. Under the lookback option, the Company may delay for a period of up to two years ending on January 1, 2010 the decision on whether or not to make payments to avoid or limit dilution of its ownership interest (i.e. “call option”), or whether to sell its entire joint venture interest to Wachovia based on the appraised value of the joint venture excluding the A.G. Edwards business as of January 1, 2008 (i.e. “put option”). Since the transaction occurred during the quarter ended March 31, 2008, we recorded the change in interest during that quarter. Given the existence of the call option provisions within the lookback option (which would provide the Company with the ability to repurchase some or all of its ownership interest diluted by the contribution of A.G. Edwards to Wachovia Securities), the Company considered the guidance provided by “SEC Staff Accounting Bulletin 51 (Topic 5H) – Accounting for Sales of Stock by a Subsidiary”, which we understand has been similarly applied to equity method investors (since the equity method is an extension of the consolidation concept), which says:

“The staff believes that gain recognition is not appropriate in situations where subsequent capital transactions are contemplated that raise concerns about the likelihood of the registrant realizing that gain, such as where the registrant intends to spin-off its subsidiary to shareholders or where reacquisition of shares is contemplated at the time of issuance. The staff will presume that repurchases were contemplated at the date of issuance in those situations where shares are repurchased within one year of issuance or where a specific plan existed to repurchase shares at the time shares were issued. In addition, the staff believes that realization is not assured where the subsidiary is a newly formed, non-operating entity; a research and development, start-up or development stage company; an entity whose ability to continue in existence is in question; or other similar circumstances. In those situations, the staff believes that the change in the parent company’s proportionate share of subsidiary equity resulting from the additional equity raised by the subsidiary should be accounted for as an equity transaction in consolidation. Gain deferral is not appropriate.

The Company believes that the acquisition of the lookback option by the Company during the quarter ended March 31, 2008, and in particular the call option provisions embedded in the lookback option, indicates that reacquisition of the ownership interest was contemplated at the

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

May 1, 2009

time of the transaction. Therefore, based on the above guidance, and in consideration of the call option provisions embedded in the lookback option, the Company recorded the transaction as an equity transaction within “additional paid-in-capital”.

In December 2008, the Company announced its intention to exercise its rights under the lookback option to put its remaining interest in the joint venture. The recognition of the change in interest gain in additional paid-in capital during the quarter ended March 31, 2008 was appropriately not reversed during the quarter ended December 31, 2008 as a result of this subsequent decision.

Accounting for the Lookback Option

As disclosed in Note 2, the lookback option is treated as a financial instrument that is neither a derivative nor a security and was therefore recorded at cost, reflecting its initial fair value, and is subject to review for impairment at the end of each reporting period. The lookback option is not a derivative as it does not meet the net settlement criteria within paragraph 9 of FAS 133. The lookback option also is not an equity security within the scope of FAS 115 since it does not have a readily determinable fair value, as defined by paragraph 3 of FAS 115. Accordingly, the lookback option is accounted for as a financial instrument and was recorded at cost, which represented its initial fair value. The estimated value of the lookback option at acquisition was determined by using an approach that employs Black-Scholes and binomial option pricing models, which includes inputs such as equity market volatilities, risk free rates and dividend yields. This method is consistent with that utilized to determine the fair value for ongoing impairment evaluation and disclosure purposes, as described in Note 18.

9. Certain Nontraditional Long-Duration Contracts, page 287

8.	Please revise your disclosure to clarify where the net amounts at risk and related liabilities are recorded in your financial statements.

Response:

To address the staff’s comment, the Company in future Form 10-K filings will clarify that the liabilities related to the net amounts at risk are reflected within “Future policy benefits” within the Consolidated Statements of Financial Position.

*    *    *    *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

May 1, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-6309 if you have any questions about this response letter.

Very truly yours,

/s/ PETER B. SAYRE

Peter B. Sayre

Senior Vice President and Controller

(Principal Accounting Officer)

Copies to:	Richard J. Carbone
Susan L. Blount